ANAVEX LIFE SCIENCES CORP.

51 West 52nd Street, 7th Floor

New York, New York 10019-6163

August 26, 2016

VIA EDGAR

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3715

Re:	Anavex Life Sciences Corp.

Registration Statement on Form S-3

Filed October 26, 2015, as Amended on August 18, 2016

File No. 333-207600

Dear Mr. Reynolds:

Anavex Life Sciences Corp. (the “Company”) confirms receipt of the letter dated August 25, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the August 18, 2016 filing (the “Initial Filing”) of the Company’s Amendment No. 1 to the registration statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments as set forth below and intend to file an amendment to the Initial Filing (the “Amendment”). The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following:

United States Securities and Exchange Commission

August 26, 2016

General

COMMENT 1.	We note your response to comment 2. You state that approximately 23.5 million shares were sold pursuant to the registration statement filed in July 2014. We note that only 11 million shares were registered pursuant to that registration statement. Please advise. In addition, please tell us whether you filed an Item 3.02 current report on Form 8-K for the 25,784,409 shares that were issued pursuant to the exercise of warrants on a cashless basis and, if not, explain why.

RESPONSE 1.	The reference to 23,485,275 shares being sold under the registration statement that was filed in July 2014 was incorrect. Of the 11,011,420 shares covered under the July 2014 registration statement, 8,809,136 shares were issued prior to December 31, 2014. The 23,485,275 shares that were issued upon conversion of convertible debentures during the period from December 31, 2014 through September 15, 2015 were issued pursuant to an exemption from registration under Rule 144 of the Securities Act of 1933, as amended.

On March 19, 2014, the Company disclosed, under Item 3.02 of Form 8-K, that it had sold debentures and warrants covering common stock, which sale and terms were disclosed in the Form 8-K and subsequently in a registration statement. Under Item 3.02 of Form 8-K, if a registrant sells equity securities in a transaction that is not registered under the Securities Act, certain information much be disclosed. The obligation to file an 8-K is triggered when the registrant enters into an agreement that is enforceable against the registrant. The Company’s position is that its obligation to disclose the issuance of shares in connection with the exercise of warrants was fulfilled upon the filing of the March 19, 2014 Form 8-K. Disclosure of the shares that were issued upon cashless conversion was therefore covered by the Company’s disclosures regarding the warrants when the warrants were issued.

COMMENT 2.	We note your response to comment 3 and we reissue it in part. Please disclose the percentage of outstanding securities the maximum shares being registered for resale represent.

RESPONSE 2.	The Company has revised the Registration Statement to indicate in the Amendment the percentage of outstanding securities represented by the shares being registered for resale in the secondary offering.

The Lincoln Park Transaction, page 18

COMMENT 3.	We note your response to comment 7 and we reissue it in part. Please disclose the impact of the Lincoln Park transactions on the market price of the company’s stock.

RESPONSE 3.	The Company revised the Amendment to disclose that the sale of shares under the 2013 Purchase Agreement with Lincoln Park did not seem to have any discernable effect on the market price of the Company’s stock.

United States Securities and Exchange Commission

August 26, 2016

Effect on Performance of the Purchase Price on Our Stockholders, page 20

COMMENT 4.	Given the decrease in the market price of your common stock, consider revising the table in this section to reflect lower assumed purchase prices per share.

RESPONSE 4.	The Company has revised the table in the Amendment to reflect lower assumed purchase prices per share.

*********************************

In addition, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

• The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

ANAVEX LIFE SCIENCES CORP.

/s/ Christopher Missling, PhD.
Name: Christopher Missling, PhD.
Title: Chief Executive Officer

cc:	Clayton E. Parker, Esq. of K&L Gates LLP
John Owens, Esq. of K&L Gates LLP